03030869

AR/S

P.E.
4/30/03

Monarch Services, Inc.
2003 Annual Report

Peerce's
plantation

GL
Girls' Life Magazine

ADAM
TOBACCO/COFFEE

MONARCH SERVICES, INC. AND SUBSIDIARIES

Selected Consolidated Financial Data

Year Ended April 30,	2003	2002	2001	2000	1999
	(Thousands of dollars, except per share data)				
Net Sales					
Games	$ 0	$ 0	$ 0	$ 0	$ 0
Printing & Envelope Manufacturing	0	0	0	0	0
Publishing	3,833	4,438	4,200	4,001	3,803
Retail	603	145	0	0	0
	$ 4,436	$ 4,583	$ 4,200	$ 4,001	$ 3,803
Net Profit (Loss) from Continuing Operations Before Taxes	$(1,254)	$ (218)	$ (147)	$ 805	$ 756
Income Tax (Benefit) Expense	(259)	(64)	(36)	301	212
Net Profit (Loss) from Continuing Operations After Taxes	$ (995)	$ (154)	$ (111)	$ 504	$ 544
Discontinued Operations:					
Operating Loss From Games Division	0	0	0	0	(433)
Gain on Disposal of Games Business (net of Income Taxes of $580)	0	0	0	0	3,881
Operating Loss from Printing and Envelope Division (net of income tax benefit of ($297) and ($281) for The Years Ended April 30, 2000 and April 30, 1999, respectively	0	0	0	(575)	(479)
Gain on Disposal of Printing and Envelope Business (net of income tax expense of $211) for the Year Ended April 30, 2000	0	0	0	345	0
Operating Loss from "Adam" magazine (net of income tax benefit of ($7, $158 and $10) for the Years Ended April 30, 2003, 2002 and 2001, respectively	(27)	(382)	(32)	—	—
Operating Loss from "Girls' Life Living" food court (net of income tax benefit of $69 and $7) for the Years Ended April 30, 2002 and 2001, respectively	0	(168)	(23)	—	—

MONARCH SERVICES, INC. AND SUBSIDIARIES
Selected Consolidated Financial Data

Year Ended April 30,	2003	2002	2001	2000	1999
	(Thousands of dollars, except per share data)				
Gain (loss) on disposal of assets from "Girls' Life Living" (net of income tax expense (benefit) of $3 and $(38)) for the years ended April 30, 2003 and 2002, respectively	$ 13	(91)	0	0	0
Loss on assets held for sale (net of tax benefit of $3) for the year ended April 30, 2003	$ (11)	—	—	—	—
Net Income (Loss)	$(1,020)	$ (795)	$ (166)	$ 274	$ 3,513
Total Assets	$ 6,859	$ 8,270	$ 8,940	$ 9,100	$ 8,494
Per Share Data:					
Profit (Loss)	$ (.63)	$ (.49)	$ (.10)	$ .17	$ 2.17
Book Value	$ 3.10	$ 3.73	$ 4.22	$ 4.33	$ 4.16

The Years Ended April 30, 2003, April 30, 2002 and April 30, 2001 have been restated to present the effect of discontinued operations of Adam magazine and Girls' Life Living food court. The Years Ended April 30, 2000 and April 30, 1999 have been restated to present the effect of the gain on disposal of the Printing and Envelope Division in November 1999. The Year Ended April 30, 1999 has been restated to present the effect of the sale of the Games Division on October 27, 1998 to HIAC VII Corp. and Hasbro, Inc.

See Notes to Consolidated Financial Statements.

Contents

MONARCH SERVICES, INC.
President's Letter

Dear Stockholder:

2003 was a challenging year for your company.

Despite a reduction in overall revenues, the number of subscribers to Girls' Life and single copy sales at newsstands continued to grow in 2003. Growth in readers is the yardstick by which advertisers judge magazines. We are working hard to improve the profitability of subscriptions and continue growing our newsstand and internet presence, Girls' Life's most efficient sources of new subscribers.

Like much of the media in 2003, Girls' Life was not immune to the overall decline in advertising. We have hired new advertising personnel and are taking new approaches to our sales and marketing efforts.

Adam Leaf & Bean concluded its first complete year of operations. We have decided to put less emphasis on coffees and focus on cigars, the most important ingredient of our customer appeal. We are pleased with the growth and progress of Adam Leaf & Bean.

One of the lessons we learned from game publishing is the importance of quality. This has been our guide throughout the renovation of Peerce's Plantation. Although early, initial feedback is very positive. We know the proof will be in the pudding, if you'll pardon the pun.

Thank you for your investment in Monarch Services, Inc.

Cordially,

Jackson Y. Dott

Jackson Y. Dott
President

MONARCH SERVICES, INC. AND SUBSIDIARIES
Consolidated Statements of Financial Condition

April 30,	2003
	(000'S omitted)
ASSETS	
CURRENT ASSETS	
Cash and cash equivalents	$ 524
Certificates of deposit	2,590
Accounts receivable, net	379
Marketable securities available for sale, net	32
Inventory	201
Prepaid expenses	54
Income taxes receivable	16
TOTAL CURRENT ASSETS	3,796
PROPERTY AND EQUIPMENT	
Leasehold improvements	367
Machinery, equipment, furniture and fixtures	479
	846
Less accumulated depreciation	(571)
	275
Investment in Peerce's Plantation GL	2,779
TOTAL PROPERTY AND EQUIPMENT	3,054
Trademarks – net	9
TOTAL ASSETS	$6,859
LIABILITIES AND STOCKHOLDERS' EQUITY	
CURRENT LIABILITIES	
Accounts payable	$ 261
Accrued expenses	82
Deposits held in escrow	7
Deferred subscription revenue	1,482
TOTAL CURRENT LIABILITIES	1,832
STOCKHOLDERS' EQUITY	
Common Stock-par value $.001 per share: Authorized - 10,000,000 shares; shares outstanding 1,619,620	2
Capital surplus	3,781
Retained earnings	1,253
Accumulated other comprehensive income (loss)	(9)
TOTAL STOCKHOLDERS' EQUITY	5,027
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$6,859

See Notes to Consolidated Financial Statements.

MONARCH SERVICES, INC. AND SUBSIDIARIES
Consolidated Statements of Operations

Year Ended April 30,	2003	2002
	(000's omitted, except share data)	
Net Sales - publishing	$ 3,833	$ 4,438
Net Sale - retail	603	145
	4,436	4,583
Cost of goods sold – publishing	3,467	3,245
Cost of goods sold – retail	691	222
	4,158	3,467
Gross profit from continuing operations	278	1,116
Selling, general and administrative expenses	1,680	1,657
Loss before other income and income taxes	(1,402)	(541)
Other income:		
Investment and interest income	143	319
Other	5	4
	148	323
Loss from continuing operations before income tax benefit	(1,254)	(218)
Income tax (benefit)	(259)	(64)
Net loss from continuing operations	(995)	(154)
Discontinued Operations:		
Operating loss from "Adam" magazine (net of income tax benefit of ($7 and $158) for the years ended April 30, 2003 and 2002, respectively	(27)	(382)
Operating loss from "Girls' Life Living" food court (net of income tax benefit of $69 for the year ended April 30, 2002	0	(168)
Gain (loss) on disposal of assets from "Girls' Life Living" (net of income tax (benefit) of $3 and $(38)) for the years ended April 30, 2003 and 2002, respectively	13	(91)
Loss on assets held for sale (net of tax benefit of $3) for the year ended April 30, 2003	(11)	—
Loss from discontinued operations	(25)	(641)
Net loss	$ (1,020)	$ (795)
Net loss per common share – basic and diluted:		
Loss from continuing operations per share	$ (.61)	$ (.09)
Loss from discontinued operations	(.02)	(.40)
Net loss per common share – basic and diluted	$ (.63)	$ (.49)
Weighted average number of shares outstanding – basic and diluted	1,619,820	1,619,820

See Notes to Consolidated Financial Statements.

MONARCH SERVICES, INC. AND SUBSIDIARIES
Consolidated Statements of Changes in Stockholders' Equity

Years ended April 30, 2003 and 2002

(000's omitted, except shares outstanding data)

	Common Stock	Paid in Capital	Retained Earnings	Comprehensive Income (loss)	Total Stockholders' Equity
Balance April 30, 2001	$ 2	$3,781	$3,068	(14)	6,837
Other comprehensive income-unrealized gain on marketable Securities available-for-sale				5	5
Net Loss			(795)		(795)
Total comprehensive income (loss)					(790)
Balance April 30, 2002	$ 2	$3,781	$2,273	$ (9)	$ 6,047
Other comprehensive income—unrealized loss on marketable Securities available-for-sale			—		—
Net loss			(1,020)		(1,020)
Total comprehensive income (loss)					(1,020)
Balance April 30, 2003	$ 2	$3,781	$1,253	$ (9)	5,027

Shares Outstanding:	April 30, 2002	1,619,820
	April 30, 2003	1,619,620

See Notes to Consolidated Financial Statements.

MONARCH SERVICES, INC. AND SUBSIDIARIES
Consolidated Statements of Cash Flows

Year Ended April 30,	2003	2002
	(000's omitted)	
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (1,020)	$ (795)
Adjustments to reconcile net loss to net cash used by operating activities:		
Depreciation and amortization	58	104
Gain on disposal of assets, net	(2)	158
Obsolete inventory	0	40
Bad debt expense	18	26
Deferred income taxes	(230)	(32)
Increase/decrease in operating assets and liabilities:		
Accounts receivable, gross	51	(187)
Inventories	50	(291)
Prepaid expenses	63	(67)
Accounts payable	(138)	114
Accrued expenses	5	10
Income taxes receivable	277	(181)
Deferred subscription revenue	86	(93)
Deposits held in escrow	7	—
Total cash used by operating activities	(775)	(1,194)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Proceeds from sale of assets	137	—
Purchases of property and equipment	(794)	(2,381)
Trademark costs	(2)	(6)
Maturity/redemption of certificates of deposit	2,079	2,338
Total cash provided (used) by investing activities	1,420	(49)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	645	(1,243)
CASH AND CASH EQUIVALENTS (OVERDRAFT) BEGINNING OF YEAR	(121)	1,122
CASH AND CASH EQUIVALENTS (OVERDRAFT) END OF YEAR	524	(121)
Non-cash investing activities:		
Transfer of property and equipment to assets held for sale	$ 0	$ 136

See Notes to Consolidated Financial Statements.

MONARCH SERVICES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

NOTE A—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION: The consolidated financial statements include the accounts of Monarch Services, Inc. and its wholly owned subsidiaries, Girls' Life, Inc., Girlslife.Com, Inc., Adam Leaf and Bean, Inc. and the discontinued Adam Magazine and Girls Life Living, Inc. ("collectively the Company"). Consolidation has resulted in the elimination of all significant intercompany balances and transactions. Certain reclassifications have been made to amounts previously reported to conform with the classifications made in 2003. The limited sales and costs of Girlslife.Com, Inc. has been included with Girl's Life, Inc. The limited sales and all costs of Adam Magazine and Girls Life Living, Inc. have been reclassified as discontinued operations.

Monarch Services, Inc. ("Monarch") on November 30, 2000, became a Maryland corporation. The Company was previously incorporated in the State of Delaware.

Girls' Life, Inc. ("Girls' Life") was incorporated in December 1993 in the State of Maryland and publishes a magazine for girls age ten to fifteen. Magazines are sold nationally and internationally through distributors and directly by Girls' Life through one, two and three year subscriptions.

Girls Life Living, Inc. was incorporated on March 12, 1997 in the State of Maryland. During 2001, this subsidiary began limited activity developing a model for a theme restaurant called "Girls Life Living". "Girls Life Living" started doing business in December 2001.

Adam Leaf and Bean, Inc. was incorporated on June 11, 1997 in the State of Maryland. "Adam Leaf and Bean", a tobacco and coffee shop, started doing business in December 2001.

Adam Magazine, Inc. was incorporated on June 11, 1997 in the State of Maryland. During 2001, this subsidiary began limited activity developing a new magazine for young men called "Adam".

Girlslife.com, Inc. was incorporated on January 24, 2000 in the State of Maryland. Sales for this subsidiary were minimal in fiscal year 2003. Sales for Girlslife.com have been included in the total sales of Girl's Life magazine for the fiscal year 2003.

Adam Corp. was incorporated on November 16, 2001 in the State of Maryland. This subsidiary holds the property that was planned to become "Adam Discount Cigarettes and Liquors".

USE OF ESTIMATES: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

REVENUE RECOGNITION: The Company recognizes revenue in accordance with Securities and Exchange Commission's Staff Accounting Bulletin No. 101 Revenue Recognition in Financial Statements ("SAB 101") whereby revenue related to subscriptions for its magazines is recognized upon shipment of the magazine to the subscriber. Deferred subscription revenue represents amounts collected for subscriptions of the magazine not yet issued. Costs incurred to attract new subscribers are expensed as incurred.

CASH EQUIVALENTS: For the purpose of reporting cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

ACCOUNTS RECEIVABLE: Girls' Life sells its magazine through distributors and direct individual subscriptions. Receivables consist of advertising income and sales of magazines through the distributors for issues released prior to April 30. Services for publishing and editing are also included in accounts receivable. Adam Leaf and Bean sells tobacco products to the general public as cash or charge sales. Receivables consist of charge sales that were not received as of April 30, 2003.

TRADEMARKS: Direct costs associated with obtaining trademarks are amortized using the straight-line method over periods estimated to be benefited.

PROPERTY AND EQUIPMENT: Property and equipment is carried at cost and depreciation is computed by the straight-line method over estimated useful lives ranging from three to forty years. The investment in "Peerce's Plantation GL" is carried at cost. Buildings and other assets held for sale are carried at the lower of cost or estimated fair value, less disposal costs.

FINANCIAL INSTRUMENTS: The current carrying value of current assets and current liabilities is a reasonable estimate of their fair value due to the short-term nature of such accounts.

MARKETABLE SECURITIES: The Company accounts for its investments in equity securities under the accounting and reporting provisions of Statement of Financial Accounting Standards No. 115 ("SFAS No. 115"). The Company has classified its investments as available-for-sale based on its intended use. As such, unrealized holding gains and losses are included as other comprehensive income, a separate component of stockholders' equity.

RESEARCH AND DEVELOPMENT COSTS: The Company had no research and development costs during the fiscal year 2003.

COSTS ASSOCIATED WITH START-UP ACTIVITIES: The Company accounts for start-up costs in accordance with the American Institute of Certified Public Accountants' Statement of Position 98-5 Reporting on the Costs of Start-up Activities, which requires such costs to be expensed in the period incurred.

INCOME TAXES: The Company provides for income taxes using Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," ("SFAS No. 109") which requires an asset and liability approach to financial accounting and reporting for income taxes (see Note F). Under SFAS No. 109, deferred tax assets and liabilities are provided for differences between the financial statement and tax bases of assets and liabilities that will result in future taxable income or deductible amounts. The deferred tax assets and liabilities are measured using enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income.

Income tax expense is computed as the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets or liabilities. Income tax benefits are recognized to the extent that carryback claims are available.

EARNINGS PER SHARE: Basic earnings per share is computed by dividing net earnings (loss) to common stockholders by the weighted average number of common shares outstanding during the year. Diluted earnings (loss) per share is computed by including the average common stock equivalents outstanding, if any, to the weighted average number of common shares outstanding during the period.

STOCK-BASED COMPENSATION ARRANGEMENTS: The Company applies APB Opinion No. 25 and related interpretations in accounting for stock based compensation arrangements. Accordingly, no compensation expense has been recognized. For disclosure purposes, pro-forma results have been determined based on the fair value method consistent with SFAS No. 123, "Accounting for Stock-Based Compensation" and SFAS No. 148 "Accounting for Stock-Based Compensation Transition and Disclosure". No stock-based employee compensation cost is reflected in the statement of operations, as all options granted under those plans had an exercise price equal to the market value of the under- lying common stock on the date of grant. The following table illustrates the effect on net loss and net loss per share if the Company had applied the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation", to stock-based employee compensation for the two years ended April 30.

(In thousands, except per share data)	2003	2003
Net loss, as reported	$ (1,020)	$ (795)
Less proforma stock-based employee compensation expense determined under fair value based methods, net of related tax effects	(106)	(125)
Pro forma net loss	$ (1,126)	$ (920)
Net loss per share:		
Basic—as reported	$ (0.63)	$ (0.49)
Basic—pro forma	$ (0.70)	$ (0.57)
Diluted—as reported	$ (0.63)	$ (0.49)
Diluted—pro forma	$ (0.70)	$ (0.57)

RECENTLY ISSUED ACCOUNTING PRONOUNCMENTS

ACCOUNTING FOR STOCK-BASED COMPENSATION: In December 2002, the Financial Accounting Standards Board issued Statement of Accounting Standards

("SFAS") No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure", which provides guidance on how to transition from the intrinsic value method of accounting for stock-based employee compensation under APB 25 to SFAS 123's fair value method of accounting, if a company so elects.

NOTE B - DISCONTINUED OPERATIONS:

DISCONTINUED PUBLICATION OF ADAM MAGAZINE:

Effective with the June/July 2002 issue of "Adam" magazine on sale in May 2002, the Company terminated the publication of Adam Magazine. All sales and costs associated with Adam magazine have been reclassified as Discontinued Operations for the years ended April 30, 2003 and 2002.

Net sales and loss from discontinued operation of "Adam" magazine are as follows (in thousands):

	Years Ended April 30,	
	2003	2002
Net sales	$0	$ 9
Loss from discontinued operations (net of tax)	(27)	(382)

Estimated salary and other termination and exit costs were adjusted during the twelve months ended April 30, 2003 upon settlement of those obligations. This adjustment (net of tax) resulted in $27,000 of expense to be recognized during the twelve months ended April 30, 2003.

DISCONTINUED OPERATIONS OF GIRLS LIFE LIVING:

Effective July 2002, "Girls Life Living" food court was closed. All sales and costs associated with Girls Life Living have been reclassified as Discontinued Operations for the year ended April 30, 2003 and 2002.

Notes to Consolidated Financial Statements

Net sales and loss from discontinued operation of "Girls Life Living" food court is as follows (in thousands):

	Years Ended April 30, 2003	2002
Net sales	$8	$ 17
Loss from discontinued operations (net of tax)	0	(168)
Gain (loss) on disposal of assets (net of tax)	(13)	(91)

Based upon information available at the time, the Company estimated a loss on the disposal of certain assets of $91,000 as of April 30, 2002. Upon actual disposition of the assets, an adjustment to the accrued loss resulted in a gain of $13,000 (net of tax) to be recognized during the twelve months ended April 30, 2003.

NOTE C—ACCOUNTS RECEIVABLE

Accounts receivable consist of the following at April 30, 2003 (in thousands):

Accounts Receivable - publishing	$ 426
Accounts Receivable - retail	3
	429
Less:	
Allowance for doubtful accounts	(50)
Accounts receivable, net	$ 379

Bad debt expense charged to operations was $18,440 and $26,000 for the years ended April 30, 2003 and 2002, respectively.

NOTE D—CERTIFICATES OF DEPOSIT

As of April 30, 2003, investments in certificates of deposit consisted of the following (in thousands):

Rate	Maturity	Amount
4.40%	11/20/06	$ 2,590

The certificates of deposit are in excess of federal insurance limits.

NOTE E—MARKETABLE SECURITIES AVAILABLE-FOR-SALE

At April 30, 2003, the cost and estimated fair value of marketable securities, available-for-sale is as follows (in thousands):

	Cost	Unrealized Gains	Unrealized Loss	Estimated Fair Value
Equity Securities	$ 48	—	$ 16	$ 32

NOTE F—INCOME TAXES

A reconciliation of the effective tax rate for income taxes in the financial statements to the federal statutory rate is as follows:

	Years Ended April 30, 2003	2002
Federal income tax (benefit) expense at statutory rate	(34%)	(34%)
Non-deductible items	1	1
State income taxes, net of federal benefit	—	—
Limitation of previously unrecognized tax benefits due to availability of loss carryback claims	13	—
Other	—	4
	(20%)	(29%)

The deferred tax assets (liabilities) result from the following temporary differences (in thousands):

Deferred tax assets:	
Financial statement accruals, net	$ 11
Allowances for accounts receivable	19
Unrealized loss on marketable securities available-for-sale	6
Net operating loss carryforward	711
Total deferred tax assets	747
Vaulation allowance	(732)
Deferred tax liabilities:	
Property and equipment	(15)
Net deferred tax assets	$ —

Income tax benefits in the financial statements for 2003 and 2002 were recognized to the extent that the Company had carryback claims available. The Company has exhausted all available federal carryback claims and has a state carryback claim in the amount of $16,000 as of April 30, 2003.

The Company has approximately $2,092,000 in federal net operating loss carryforwards as of April 30, 2003. These loss carryforwards expire in 2022 and 2023. Realization depends on generating sufficient taxable income before the expiration of the loss carryforward periods. Deferred tax assets are recognized for future deductible temporary differences and tax loss carryforwards if their realization is "more likely than not". Accordingly, a valuation allowance has been established for the entire net deferred tax assets. The amount of loss carryforward available for any one year may be limited if the Company is subject to the alternative minimum tax.

Cash payments for state income taxes were $16,238 and $0 for the years ended April 30, 2003 and 2002, respectively.

NOTE G—PROFIT-SHARING PLAN

During fiscal year 2002, the original profit sharing plan was changed to a 401(k) defined contribution plan that allows employees to make contributions to their individual 401(k) plan through payroll deductions. The Company made no contributions to the original profit sharing plan or the new 401(k) plan in fiscal years 2003 and 2002.

NOTE H— STOCK OPTION PLANS

The Company's Omnibus Stock Option Plan (the "Omnibus Plan") provides for the granting of certain types of qualified and nonqualified stock options to directors, executive officers and key employees on a periodic basis at the discretion of the Company's Board of Directors. The Company has reserved 300,000 shares of common stock under the Omnibus Plan.

Options for 40,000, 10,000 and 200,000 shares of common stock were granted during the years ended April 30, 2003, April 30, 2001 and 2000, respectively. The options begin to vest at an annual rate of 25% after the completion of one year of service following the date of grant.

Stock Options

	2003		2002	
	Number of Shares	Weighted Average Exericse Price	Number of Shares	Weighted Average Exercise Price
Balance, beginning of year	210,000	$ 3.73	210,000	$ 3.73
Granted	40,000	1.20	—	—
Cancelled	—	—	—	—
Exercised	—	—	—	—
Balance, end of year	250,000	$ 3.32	210,000	$ 3.73
Weighted average fair value of options granted during the year		$ 0.75		$ —

		Options Outstanding		Options Exercisable	
Range of ExercisePrice	Number of Shares	Weighted Average Remaining Life(years)	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
$3.58	120,000	1.8	$3.58	90,000	$3.58
$3.94	80,000	1.8	$3.94	60,000	$3.94
$3.81	10,000	2.3	$3.81	5,000	$3.81
$1.20	40,000	2.3	$1.20	—	$1.20
	250,000	1.9	$3.32	155,000	$3.73

The fair value of the options granted that began to vest during 2003 and 2002 were estimated using the Black-Scholes option-pricing model and used the following assumptions for the 2002 and 2001 grants:

	2002 Grants	2001 Grants
Dividend yield	0%	0%
Expected volatility	75%	74%
Risk-free interest rate	4.93%	4.99%
Expected lives (in years)	5	5

NOTE I - COMMITMENTS AND CONTINGENCIES

LEASES: The Company leases office and warehouse and other facilities. The lease for the office and warehouse facilities currently in use was extended for a term of 10 years commencing July 1997, and ending June 2007. The lease for the food court facilities was for a term of 5 years commencing in November 2000, and ending October 2005. Due to the closing of the food court facilities in July 2002, the lease for the food court facilities was terminated in July 2002 with no further payments by the Company. The Company generally must pay for property taxes, insurance and maintenance costs related to the property. The lease for the property previously used by the games division was terminated in December 1999. Total rental expense for 2003 and 2002 was approximately $213,000 and $210,000, respectively.

The future annual minimum rental commitments for the current non-cancelable operating leases as of April 30, 2003 are $127,000 annually through 2007 for the office and warehouse facilities and $69,000 annually through 2004 for the tobacco and coffee shop facilities.

Notes to Consolidated Financial Statements

The office and warehouse facilities are leased through 2007 for approximately $140,000 annually from the Chairman of the Company and a member of his family. The lease for the food court facilities which originally was to be leased for approximately $70,000 annually through 2005, was terminated in July 2002 due to the closing of Girls Life Living with no further payments due from the Company. The tobacco and coffee shop facilities are leased through 2004 for approximately $69,000 annually. The lease agreements provide for escalation of rent based on certain indexes.

Expected lease payments under the above operating leases are as follows:

	2004	2005	2006	2007
		(in thousands)		
Property: Office and Warehouse	$ 127	$ 127	$ 127	$ 127
Property: Tobacco and Coffee shop	69	—	—	—
Total lease payments	$ 196	$ 127	$ 127	$ 127

LITIGATION: The Company is involved, from time to time, in legal actions arising in its normal course of operations. As of April 30, 2003, there was no pending litigation against the Company.

NOTE J - SEGMENT INFORMATION

The Company currently operates in two industry segments. The Company's primary operations during fiscal years 2003 and 2002 was the publication of "Girls' Life" magazine in the publishing segment and "Adam Leaf and Bean" tobacco and coffee shop in the retail segment.

Segment Information for fiscal 2003
(in thousands)

	Publishing	Retail	Restaurant	Other	Total
Revenues from external customers	$ 3,833	$ 603	$ —	$ —	$ 4,436
Intersegment revenues	—	—	—	—	—
Interest Income	—	—	—	143	143
Depreciation and amortization	18	13	—	27	58
Segment profit (loss) before tax	(302)	(135)	(240)	(577)	(1,254)
Expenditures for segment assets	11	5	740	40	796

Segment Information for fiscal 2002
(in thousands)

	Publishing	Retail	Restaurant	Other	Total
Revenues from external customers	$ 4,438	$ 145	$ —	$ —	$ 4,583
Intersegment revenues	—	—	—	—	—
Interest Income	—	—	—	319	319
Depreciation and amortization	33	4	—	67	104
Segment profit (loss) before tax	673	(109)	(16)	(766)	(218)
Expenditures for segment assets	28	89	2,039	231	2,387

MONARCH SERVICES, INC. AND SUBSIDIARIES
Independent Auditors' Report

To the Audit Committee of the Board of Directors and the Stockholders of Monarch Services, Inc.

We have audited the accompanying consolidated statement of financial condition of Monarch Services, Inc. and Subsidiaries as of April 30, 2003 and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for each of the two years in the period ended April 30, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Monarch Services, Inc. and Subsidiaries as of April 30, 2003, and the results of their operations and their cash flows for each of the two years in the period ended April 30, 2003 in conformity with accounting principles generally accepted in the United States of America.

/s/ Stegman & Company

Stegman & Company
Baltimore, Maryland
July 11, 2003

Common Stock Market Prices and Dividends

The Company's common stock is traded on the Nasdaq SmallCap Market under the symbol MAHI. The number of stockholders of record on July 16, 2003 was approximately 524.

High and low closing sale prices for the last two years were:

Quarter Ended	Fiscal 2003 Price High	Fiscal 2003 Price Low	Fiscal 2002 Price High	Fiscal 2002 Price Low
July 31	2.00	2.00	2.95	2.95
October 31	1.35	1.35	2.88	2.88
January 31	1.22	1.22	2.48	2.48
April 30	1.30	1.30	2.26	2.26

Such prices reflect inter-dealer prices, without retail mark-up, mark-down or commissions and may not represent actual transactions. The Company has not paid any cash dividends since April 1987. Although the board of directors will continue to review the Company's profitability with respect to the resumption of dividends, there can be no assurance as to the timing or amount of any future dividends.

EQUITY COMPENSATION PLAN INFORMATION

	Number of securities to be issued upon exercise of outstanding options warrants and rights (a)	Weighted-average exercise price of outstanding options warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities relected in column (a) (c)
Equity compensation plans approved by security holders	250,000	$ 3.32	50,000
Equity compensation plans not approved by security holders	-0-	-0-	-0-
Total	250,000	$ 3.32	50,000

MONARCH SERVICES, INC. AND SUBSIDIARIES

Management's Discussion and Analysis or Plan of Operation

MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

We have two operating subsidiaries. Girls' Life, Inc., publishes a magazine and Adam Leaf and Bean, Inc. sells tobacco, coffee and related products on a retail basis.

For the purpose of management's discussion of the results of operations of fiscal 2003 compared to fiscal 2002, references to fiscal 2003 are to the 12 months ending April 30, 2003, and references to fiscal 2002 are to the 12 months ending April 30, 2002.

RESULTS OF OPERATIONS FISCAL 2003 COMPARED TO FISCAL 2002

Publishing sales of Girls' Life decreased $605,000, or 14%, to $3,834,000 in fiscal year 2003 from fiscal year 2002. The net decrease in sales relates primarily to a decrease in subscription and advertising revenue as partially offset by an increase in newsstand revenue and revenue from editorial services from third parties. Subscription revenue decreased by $148,000, or 7%, to $1,907,000 in fiscal year 2003 from fiscal year 2002. The decline in subscription revenue is attributable to lower remittances from subscription agencies. Girl's Life uses subscription agencies to expand its subscription base. Revenue from subscriptions sold through subscription agencies is less than the revenue received from subscriptions sold directly to the customer. Advertising revenue decreased by $434,000, or 32%, to $909,000 in fiscal year 2003 from fiscal year 2002. We believe that advertising revenue is still adversely affected by an industry-wide decline in the demand for advertising due to the current economic slowdown in the United States. Newsstand revenue increased by $6,000, or 1.5%, to $438,000 in fiscal year 2003 from fiscal year 2002. Revenue from editorial services to third parties increased by $85,000, or 17%, to $572,000 in fiscal year 2003 from fiscal year 2002.

Sales of the retail operations, Adam Leaf and Bean tobacco and coffee shop, increased $458,000, or 316%, in fiscal year 2003 from fiscal year 2002. The increase in sales is due to fiscal year 2003 having a full year of sales while fiscal 2002, which began operations in November 2001, had only six months of sales. Cigar sales increased $350,000 or 418%, to $434,000 in fiscal year 2003 from fiscal year 2002. Sales of coffee and drinks increased 30% in fiscal 2003, however management has determined that the sales volume did not justify the cost of labor needed to staff the coffee operations and is investigating ways to better utilize the existing 600 square feet of space. Consideration is being given to reconfiguring the space in an attempt to increase sales.

Adam Leaf and Bean sales have increased each quarter since opening; however; this trend may not continue in future periods.

Combined sales for publishing and the one retail operation decreased $147,000 or 3%, to $4,436,000 for fiscal year 2003 from fiscal year 2002.

Total cost of goods sold, as a percent of total sales was 94% in fiscal year 2003 compared to 76% in fiscal year 2002. Cost of goods sold for publishing, as a percent of sales was 90% in fiscal year 2003 compared to 73% in fiscal year 2002. The percentage increase in the cost of goods sold for publishing was primarily attributable to increased costs in connection with our book publishing efforts, costs of direct mail promotion and printing costs associated with third party editorial services.

Cost of goods sold for the retail sales, as a percent of sales was 115% in fiscal year 2003 compared to 153% in fiscal year 2002. There were no retail sales or costs in the first six months of fiscal year 2002.

Cost of goods sold includes certain direct overhead costs that are fixed and do not fluctuate as a result of the sales volume. Certain other costs are not fixed and do fluctuate with the sales volume. As sales increase, we expect the fixed costs to decrease as a percentage of sales.

Management's Discussion and Analysis or Plan of Operation

Selling, general and administrative expenses as a percentage of sales were 38% in fiscal year 2003 compared to 36% in fiscal year 2002. Actual selling, general and administrative expenses increased $23,000 in fiscal year 2003 compared to fiscal year 2002. The increase in actual expenses for fiscal year 2003 was primarily due to the additional selling, general and administrative costs associated with Adam Leaf and Bean and Peerce's Plantation GL. Direct and indirect costs in the amount of $240,000 associated with Peerce's Plantation GL have been classified as selling, general and administrative expenses in fiscal year 2003. The costs are comprised primarily of $157,000 in salaries, $22,000 in promotion and $18,000 in personal property taxes on the property. Promotional expenses for Girls' Life magazine increased $159,000, or 67%, for fiscal year 2003 compared to fiscal year 2002. Promotional expenses for Peerce's Plantation GL and Adam Leaf and Bean were $22,000 and $6,000 for the fiscal year 2003, respectively. Although these expenses are recognized in the current period, we expect them to benefit future periods. We expect to continue our strategy of promoting Girls' Life Magazine, Peerce's Plantation and Adam Leaf and Bean in future periods.

Revenues and costs associated with "Adam" magazine and "Girls' Life Living" food court have been classified as discontinued operations for fiscal years 2003 and 2002.

Both of the two properties classified as held for sale were sold during the third and fourth quarters of fiscal year 2003. Gross proceeds from the sales were $106,000 resulting in a loss after tax benefits of $11,000.

Other income decreased $175,000 in fiscal year 2003 to $148,000 from $323,000 in fiscal year 2002. The fiscal year 2003 decrease was primarily due to the decrease in interest income in the amount of $176,000 as a result of lower balances of cash invested in certificates of deposit and lower interest rates and an increase in other miscellaneous income in the amount of $1,000.

As a result of the Job Creation and Worker Assistance Act of 2002 (the "2002 Act") that was signed by President Bush in March 2002, entities with net operating losses are allowed to carryback those losses five years. Prior to the 2002 Act, loss carrybacks were only permitted for two years. The Company has only recorded tax benefits to the extent carryback claims are available and has not recorded any tax benefit associated with the future realization of operating losses. These carryback claims are for federal income tax purposes only. Income tax benefits attributable to continuing operations was $259,000 for 2003 compared to $64,000 for 2002. The income tax benefit associated with discontinued operations was $7,000 for 2003 and $265,000 for 2002. The Company's effective rate for the fiscal year 2003 was (20)% compared to (29)% in 2002.

Income tax benefits recognized in the financial statements for 2003 and 2002 were to the extent that the Company had carryback claims available. The Company has exhausted all available federal carryback claims and has a state carryback claim in the amount of $16,000 as of April 30, 2003.

The Company has approximately $2,092,000 in federal net operating loss carryforwards as of April 30, 2003. These loss carryforwards expire in 2022 and 2023. Realization depends on generating sufficient taxable income before the expiration of the loss carryforward periods. Deferred tax assets are recognized for future deductible temporary differences and tax loss carryforwards if their realization is "more likely than not". Accordingly, a valuation allowance has been established for the entire net deferred tax assets. The amount of loss carryforward available for any one year may be limited if the Company is subject to the alternative minimum tax.

APPLICATION OF CRITICAL ACCOUNTING POLICIES

These consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States. Application of these principles requires management to make estimates, assumptions, and judgments that affect the amounts reported in the financial statements and accompanying notes. These estimates, assumptions, and judgments are based on information available as of the date of the financial statements; accordingly, as this information changes, the financial statements could reflect different estimates, assumptions, and judgments. Certain policies inherently have a greater reliance on the use of estimates, assumptions, and judgments and as such have a greater possibility of producing results that could be materially different than originally reported. We believe that our most critical accounting policies relate to revenue and expense recognition associated with magazine subscriptions. We currently recognize income on magazine subscriptions over the expected life of the subscription. Costs incurred to attract new subscribers are expensed as incurred.

LIQUIDITY AND SOURCES OF CAPITAL

At April 30, 2003, we had cash and cash equivalents of approximately $524,000 an increase of $645,000 compared to a cash overdraft of approximately ($121,000) as of April 30, 2002. We received $2,079,000 in cash from the redemptions of certificates of deposit during fiscal 2003. As of April 30, 2003, we had investments in certificates of deposit in the amount of $2,590,000. As we enter into new lines of business there results a need for greater capital investment. In June 2001, we purchased improved real estate, what is now referred to as "Peerce's Plantation GL" for $1.991 million in cash. Since that time, we have capitalized approx- imately $704,000 of improvements and $83,000 in equipment associated with "Peerce's Plantation GL. We experienced a net decrease in our accounts receivable of $51,000 from last year primarily due to lower advertising sales. Prepaid expenses decreased $63,000 compared to the prior year primarily because prior year prepaid postage was expensed in the current period for Girls' Life and because of an increase in prepaid insurance and property taxes for the current year. The decrease in income taxes receivable over the prior year represents the federal carryback claim being received. Deferred subscription revenue increased as recent marketing efforts have resulted in the addition of new subscribers as well as the renewal of existing subscribers. Deferred subscription revenue is also affected by the timing of renewals, which can be affected by the timing of direct mail advertising. The sale of two buildings previously classified as assets held for sale resulted in net proceeds of $106,000.

At April 30, 2003, the Company had no debt with third-party lenders other than the cash overdraft.

During fiscal 2003, cash and cash equivalents ranged from a cash overdraft of approximately ($121,000) to $524,000. The Company's cash and cash equivalents are subject to variation based upon the timing of receipts and the payment of payables.

Management believes that existing cash and cash equivalents, and certificates of deposit together with cash generated from operations and investing activities, will be sufficient to meet the Company's liquidity and capital needs for the next 12 months.

IMPACT OF INFLATION AND CHANGING PRICES

The price of paper is a significant expense of the Company's publishing business. Paper price increases may have an adverse effect on the Company's future results. Postage for the magazine distribution is also a significant expense of the Company. The Company uses the U.S. Postal Service for distribution of its magazine. Postage costs increase periodically and can be expected to increase in the future. No assurances can be given that we can pass such cost increases through to our customer.

MONARCH SERVICES, INC. AND SUBSIDIARIES
Corporate Directory

CORPORATE OFFICERS	Chairman and Assistant Secretary-A. ERIC DOTT President and Assistant Treasurer- JACKSON Y. DOTT Chief Financial Officer, Secretary and Treasurer-MARSHALL CHADWELL
BOARD OF DIRECTORS	A. ERIC DOTT-Chairman and Assistant Secretary, Monarch Services, Inc. JACKSON Y. DOTT-President and Assistant Treasurer, Monarch Services, Inc. HELEN DELICH BENTLEY-President, Helen Bentley and Associates, Inc. DAVID F. GONANO-Managing Director, America Express Tax & Business Services KENNETH C. HOLT-Senior Vice President-Investments and Senior Portfolio Manager of Salomon Smith Barney
GENERAL COUNSEL	VENABLE, BAETJER AND HOWARD, LLP-Baltimore, Maryland
INDEPENDENT PUBLIC ACCOUNTANTS	STEGMAN & COMPANY-Baltimore, Maryland
TRANSFER AGENT & REGISTRAR	STOCKTRANS-Ardmore, Pennsylvania
STOCK LISTING	NASDAQ SmallCap, Symbol MAHI
CORPORATE GENERAL OFFICES	4517 Harford Road, Baltimore, Maryland 21214
FORM 10-KSB AVAILABLE	A copy of the 2003 annual report on Form 10-KSB filed by Monarch Services, Inc. with the Securities and Exchange Commission is available to stockholders without charge upon written request to the Secretary, Monarch Services, Inc., 4517 Harford Road, Baltimore, Maryland 21214.
ANNUAL MEETING	The annual meeting of stockholders will be held at Peerce's Plantation, 12460 Dulaney Valley Raod, Phoenix, Maryland on Tuesday, October 21, 2003.

Monarch Services, Inc.

4517 Harford Road, Baltimore, Maryland 21214

410 254 9200

www.girlslife.com • www.adamleaf.com • www.peerces.com